SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 6, 2013

On November 6, 2013, at 12:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP 05425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures affixed at the end of these minutes. The Chairman of the Board of Directors, Marcelo Bahia Odebrecht, and Board Members Alfredo Lisboa Ribeiro Tellechea and Marcela Aparecida Drehmer de Andrade were absent due to a justified reason, with the first replaced by Board Member Newton Sergio de Souza, pursuant to a letter of representation granted in the form provided in Article 24, paragraph 2 of the Company’s Bylaws, and the others replaced by their respective alternates, Daniel Bezerra Villar and Mauro Motta Figueira. The Chief Executive Officer, Carlos Fadigas, Officers Mauricio Ferro, Mario Augusto da Silva, Marcelo Cerqueira, Decio Oddone and Luciano Guidolin, and Roberto Bischoff, responsible for the Latin America Unit, and Guilherme Furtado Filho, responsible for the Corporate Governance area were also present. The Vice-Chairman of the Board of Directors, José Carlos Cosenza, presided the meeting and Marcella Menezes Ferreira de Souza Fagundes, acted as secretary. AGENDA:  I) Subjects for Deliberation: After due analysis of the Proposal for Deliberation (“PD”), a copy and related documentation of which were previously forwarded for information of the Directors, as set out in its Internal Rules, and shall remain duly filed at the Company’s principal place of business, the following deliberation was unanimously approved  by the attendees pursuant to the terms and conditions set out in the respective PD: PD.CA/BAK – 11/2013 – Organization of a Braskem’s Subsidiary in Mexico; II) Subjects for Acknowledgement:  Presentations and reports were made, as the case may be, by the respective responsible regarding: a) Braskem’s results with respect to the 3rd quarter of 2013; (b) updating on projects (i) COMPERJ, (ii) Etileno XXI and (iii) ABS and Elastômeros in the South; and c) A Meeting of the Audit and Investments Committee was held on this date. III) Subjects of Interest to the Company: Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, November 6, 2013. Sgd: José Carlos Cosenza – Acting Chairman; Marcella Menezes Fagundes – Secretary; Marcelo Bahia Odebrecht (by Newton Sergio de Souza); Daniel Bezerra Villar; Almir Guilherme Barbassa;   Alvaro Fernandes da Cunha Filho; Mauro Motta Figueira; José Alcides Santoro Martins; Luiz de Mendonça; Newton Sergio de Souza; Patrick Horbach Fairon and Roberto Zurli Machado.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 6, 2013

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2013
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.